SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34621; 812-15334

Federated Hermes Project and Trade Finance Tender Fund and Federated Investment Management

Company

June 22, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for

an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act and for an order pursuant to section

17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

management investment companies to issue multiple classes of shares of beneficial interest with

varying sales loads and to impose asset-based distribution and/or service fees.

Applicants: Federated Hermes Project and Trade Finance Tender Fund (the "Trust"), and Federated

Investment Management Company (the "Advisor").

Filing Date: The application was filed on May 13, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing on any application by e-

mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the relevant

Applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant

Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant

below.

Hearing requests should be received by the Commission by 5:30 p.m. on July 18, 2022, and should

be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Peter J. Germain Esq., 1001 Liberty Avenue, Pittsburgh, Pennsylvania, 15222-3779, Pablo J. Man, K&L Gates LLP, 1 Lincoln Street, Boston, Massachusetts, 02111.

FOR FURTHER INFORMATION CONTACT: Asaf Barouk, Attorney-Advisor, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' application, dated May 13, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

 For the Commission, by the Division of Investment Management, under delegated authority.

        J. Matthew DeLesDernier,
        Assistant Secretary.